UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CombiMatrix Corporation

(Name of Subject Company (Issuer))

Invitae Corporation

(Name of Filing Person (Offeror))

Series F Warrants to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

20009T147

(CUSIP Number of Class of Securities)

Sean E. George, Ph.D.

President and Chief Executive Officer

Invitae Corporation

1400 16th Street

San Francisco, CA 94103

(415) 374-7782

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Thomas Brida General Counsel Invitae Corporation 1400 16th Street San Francisco, CA 94103 (415) 374-7782	Mike Hird Patty M. DeGaetano Pillsbury Winthrop Shaw Pittman LLP 12255 El Camino Real, Suite 300 San Diego, CA 92130 (619) 234-5000	Mark McDonough President and Chief Executive Officer CombiMatrix Corporation 300 Goddard, Suite 100 Irvine, CA 92618 (949) 753-0624	Parker A. Schweich Stradling Yocca Carlson & Rauth, P.C. 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660 (949) 725-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,581,001.50	$73.21

(1)	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated on the basis of the product of (i) the average of the high and low prices of Series F warrants to purchase shares of common stock of CombiMatrix Corporation, a Delaware corporation, on the NASDAQ Capital Market on September 8, 2017, and (ii) 2,066,976 the estimated number of CombiMatrix Series F warrants to be exchanged in the offer multiplied by the assumed exchange ratio of 0.3056 shares of Invitae common stock for each outstanding Series F warrant.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$183.76
Form or registration no.:	Form S-4
Filing Party:	Invitae Corporation
Date Filed:	September 13, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the following box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Invitae Corporation, a Delaware corporation (“Invitae”). This Schedule TO relates to the offer by Invitae to exchange (the “Exchange Offer”) each outstanding Series F warrant (the “CombiMatrix Series F Warrants”) to acquire shares of common stock of CombiMatrix Corporation (“CombiMatrix”) for shares of common stock, par value $0.0001 per share, of Invitae (the “Invitae Common Stock”).

Invitae has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-220448) dated September 13, 2017 (the “Registration Statement”), relating to the Exchange Offer. The terms and conditions of the Exchange Offer, as well as a description of Invitae and other information required by Schedule TO, are set forth in the prospectus/offer to exchange which is part of the Registration Statement, and the related Letter of Transmittal, which is filed as Exhibit 99.1 to the Registration Statement.

Pursuant to the Exchange Offer, each CombiMatrix Series F Warrant validly tendered and not withdrawn in the Exchange Offer will be exchanged for a number of shares of Invitae Common Stock (the “Warrant Exchange Ratio”) equal to 0.3056, which was calculated as the quotient (rounded to the nearest ten-thousandth) obtained by dividing $2.90 by the average closing price of $9.491 for shares of Invitae common stock on the NYSE for the immediately preceding period of 30 trading days prior to July 31, 2017, the date of the Agreement and Plan of Merger and Reorganization by and among Invitae, Coronado Merger Sub, Inc. and CombiMatrix.

Items 1 through 9, and Item 11.

All of the information in the prospectus/offer to exchange, and any prospectus supplement or other amendment or supplement thereto related to the Exchange Offer hereafter filed with the SEC by Invitae, is hereby incorporated by reference into Items 1 through 9 and 11 of this Schedule TO.

Item 10. Financial Statements.

The information set forth in the prospectus/offer to exchange under the sections entitled “Selected Historical Financial Data of Invitae,” “Selected Historical Financial Data of CombiMatrix,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Where You Can Find More Information” is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Form of Letter of Transmittal.

(a)(1)(B)*	Internal Revenue Service Form W-9 (included in Exhibit (a)(1)(A)).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients.

(a)(1)(E)*	Form of Notice of Guaranteed Delivery.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)*	Prospectus/Offer to Exchange relating to shares of common stock of Invitae Corporation to be issued in the Exchange Offer.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger and Reorganization, dated as of July 31, 2017, by and among Invitae Corporation, Coronado Merger Sub, Inc. and CombiMatrix Corporation (incorporated by reference to Exhibit 2.1 to Invitae’s Current Report on Form 8-K filed on August 1, 2017, and included as Annex A to Exhibit (a)(4)).

(d)(2)*	Form of Transaction Bonus Payout Agreement, dated as of July 31, 2017, entered into by and among CombiMatrix Corporation, Invitae Corporation and each of the outside directors of CombiMatrix.

(d)(3)*	Transaction Bonus Payout Agreement, dated as of July 31, 2017, by and among Invitae Corporation, CombiMatrix Corporation and Mark McDonough.

(d)(4)*	Transaction Bonus Payout Agreement, dated as of July 31, 2017, by and among Invitae Corporation, CombiMatrix Corporation and Scott R. Burell.

(d)(5)*	Independent Contractor Agreement, effective as of the closing of the Merger, by and between Invitae Corporation and Mark McDonough.

(d)(6)*	Independent Contractor Agreement, effective as of the closing of the Merger, by and between Invitae Corporation and Scott R. Burell.

(g)	Not applicable.

(h)(i)*	Legal Opinion of Pillsbury Winthrop Shaw Pittman LLP regarding tax matters.

(h)(ii)*	Legal Opinion of Stradling Yocca Carlson & Rauth, P.C. regarding tax matters.

*	Incorporated by reference to the Registration Statement.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVITAE CORPORATION

Dated: September 13, 2017	By:	/s/ Shelly D. Guyer
	Name:	Shelly D. Guyer
	Title:	Chief Financial Officer